Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges
Archer Daniels Midland Company
Expressed in Thousands

	Year Ended June 30	Six Months Ended December 31	Years Ended December 31
	2012	2012	2013	2014	2015	2016
Earnings
Earnings Before Income Taxes	$1,764,898	$997,275	$2,023,341	$3,129,966	$2,284,045	$1,822,158
Less: Equity in Earnings of
Unconsolidated Affiliates, Net of
Dividends	(243,121)	(200,833)	(285,263)	(214,979)	(49,693)	(60,870)
Less: Capitalized Interest
Included in Interest Expense Below	(20,869)	(11,548)	(16,434)	(17,863)	(10,761)	(19,602)
Less: Noncontrolling Interest	(18,387)	(2,184)	(11,868)	(4,553)	3,089	(9,112)
Total Earnings	1,482,521	782,710	1,709,776	2,892,571	2,226,680	1,732,574
Fixed Charges
Interest Expenses:
Consolidated Interest Expense	441,765	212,527	412,810	336,633	307,941	292,547
Capitalized Interest	20,869	11,548	16,434	17,863	10,761	19,602
Total Interest Expense	462,634	224,075	429,244	354,496	318,702	312,149
One Third of Rental Expenses	69,648	35,295	66,311	64,681	77,202	81,713
Total Fixed Charges	532,282	259,370	495,555	419,177	395,904	393,862
Earnings Available for Fixed Charges	$2,014,803	$1,042,080	$2,205,331	$3,311,748	$2,622,584	$2,126,436
Ratio of Earnings to Fixed Charges	3.79	4.02	4.45	7.90	6.62	5.40